SECRETARY OF STATE

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STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly executed and qualified Nevada Secretary of State, do hereby certify that BLANCA CORP. did on July 30, 2004 file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on July 30, 2004.

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“Dean Heller”

DEAN HELLER

Secretary of State